GMS Inc.

100 Crescent Centre Parkway

Tucker, Georgia 30084

February 12, 2021

By Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:            Scott Stringer

Adam Phippen

Re:        GMS Inc.

Form 10-K for the Fiscal Year Ended April 30, 2020

Filed June 25, 2020

File No. 1-37784

Dear Gentlemen:

Set forth below are the responses of GMS Inc. (“GMS”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) contained in its comment letter dated February 5, 2021 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us” and “our” refer to GMS.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended April 30, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Goodwill, page 40

1.	Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960.

Response:

We acknowledge the Staff’s comment. We note that our Canada reporting unit failed the quantitative impairment test, which resulted in the Company recognizing an impairment charge during the fourth quarter of fiscal 2020. We refer the Staff to the disclosure on page 41 where we discuss the factors contributing to this charge and the amount of remaining goodwill relating to our Canada reporting unit. We note that none of our other reporting units were at risk of failing the quantitative impairment test and the fair values of each of our other reporting units substantially exceeded their carrying values. We refer the Staff to the disclosure on page 41 where we state “Our annual impairment test during the fourth quarter of fiscal 2020 indicated the estimated fair values of our other reporting units exceeded their carrying values.” In future filings the Company will revise its disclosure to state, as and where applicable, that “the estimated fair values of our other reporting units substantially exceeded their carrying values and are not at risk of failing the quantitative impairment test.” In future filings, if a reporting unit is at risk of failing the quantitative impairment test, the Company will disclose that the reporting unit is at risk of failing the quantitative impairment test and will also disclose as appropriate the additional information prescribed in the bullets above.

Consolidated Financial Statements

7. Long-Term Debt, page 69

2.	We note your disclosure on page 71 of the Term Loan Facility covenants. Please tell us whether these covenants restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash dividends without the consent of the lenders. If so, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S X.

Response:

We acknowledge the Staff’s comment. We confirm that the Term Loan Facility covenants do not restrict the ability of our subsidiaries to transfer funds to us in the form of loans, advances or cash dividends without the consent of the lenders.

Exhibits 31.1 and 31.2, page 94

3.	Please tell us why your certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please refer to Item 601(b)(31) of Regulation S-K..

Response:

We acknowledge the Staff’s comment. In future filings the Company will revise the certifications in Exhibits 31.1 and 31.2 to refer to internal control over financial reporting in the introductory language in paragraph 4 to be consistent with Item 601(b)(31) of Regulation S-K.

Set forth below is the revised disclosure the Company will provide in future filings for the introductory language in paragraph 4:

“The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (770) 723-3360.

Sincerely,

/s/ Craig Apolinsky
Craig Apolinsky General Counsel and Secretary

cc:     John C. Turner, Chief Executive Officer, President and Director
          Scott M. Deakin, Chief Financial Officer